FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece announces to investors that at its meeting held on 9 December 2009 the Board of Directors decided to convene a General Meeting of Shareholders on Thursday, 14 January 2010. The General Meeting will decide upon, inter alia, the following agenda items: the spin-off of the Bank’s investment property business line and the establishment of a  real-estate investment societe anonyme, the election of a new Board of Directors, and the designation of members of the Board’s Audit Committee, as per the provisions of Law 3639/2008.

Athens, 9 December 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date: 9th December, 2009

Chief Executive Officer